

20 September 2004

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

RECEIVED

2004 SEP 29 A 11: 40

OFFICE OF INTERNATIONAL
CORPORATE FINANCE


04045158

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 2█████

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 20 September 2004, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU

ATOL 1179 ABTA V6896 Registered in England
Company Registration No. 742748

J:Grpsec-15-07-0801-001-SEC-3-040809

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Optursa Management S.L.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

8,594,356

6. Percentage of issued class

1.579%

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Not supplied

11. Date company informed

17 September 2004

12. Total holding following this notification

25,203,397

13. Total percentage holding of issued class following this notification

4.629%

14. Any additional information

15. Name of contact and telephone number for queries

Michael Vaux Assistant company secretary - 0161 232 6567

16. Name and signature of authorised company official responsible for making
this notification

Michael Vaux Assistant company secretary - 0161 232 6567

Date of notification

20 September 2004

The FSA does not give any express or implied warranty as to the accuracy of this



Fax

A: MyTravel Group, Plc The Company Secretary
De: Jose Luis Carrillo
Fecha: 17 SEPTIEMBRE 2004
Asunto: NOTIFICATION
Páginas 3
CC: Lloyds TSB Registrars

Texto:

URGENT

NOTIFICATION OF MAJOR SHAREHOLDING INTEREST

Please find attached our notification send by Post.

Optursa Management S.L.
p.p.

D. Jose Luis Carrillo Benitez



OPTURSA MANAGEMENT, S.L.

The Company Secretary
MyTravel Group, plc
Parkway One
Parway Business Centre
300 Princess Road
Manchester M14 7QU

Cala Viñas, 17 September 2004.

BY POST AND BY FAX 0161 232 65 24

Dear Sirs:

MyTravel Group plc. Notification of major Shareholding interest pursuant to Part VI Section 202 of the Companies Act 1985. Mr. Jose Luis Carrillo Benitez -- Optursa Management, S.L.

We act on behalf of Optursa Management, S.L. whose address is at C/Las Sirenas, 17 07181 Cala Viñas-Calvia (Baleares) Spain.

We would hereby inform you that, by virtue of a further acquisition of 8.594.356 ordinary shares of 10p each in the capital of MyTravel Group, plc by Optursa Management, S.L.

After this acquisition we have 25.203.397 ordinary shares of 10 p in MyTavel Group plc. A schedule of our share purchases is enclosed.

Optursa Management, S.L. is owned and controlled by Mr. Jose Luis Carrillo Benitez.

Yours faithfully

Optursa Management, S.L.
p.p.

D. Jose Luis Carrillo Benitez

(CC Lloyds TSB Registrars, the Causeway, Worthing, west Sussex, BN99 6DA-
Pax 0870600 3980))

C/. Las Sirenas, 17 - 07181 CALA VIÑAS (Calviá)
Tel.: 971 13 23 00 - Fax: 971 13 22 33 y 971 13 23 01



OPTURSA MANAGEMENT, S.L.

SHARES of MYTRAVEL GROUP, PLC

Acquisition Date	Number Shares
10/05/2004	765.000
12/05/2004	400.746
14/05/2004	8.834.254
14/05/2004	100
17/05/2004	2.135.000
18/05/2004	300.000
21/05/2004	743.841
25/05/2004	480.100
08/06/2004	500.000
14/06/2004	10.000
15/06/2004	2.250.000
Total Notification of 16 june 2004	**16.419.041**
16/06/2004	10.000
17/06/2004	10.000
18/06/2004	20.000
21/06/2004	150.000
Total Notification of 21 june 2004	**16.609.041**

New acquisition	07/09/2004	5.491.200
New acquisition	14/09/2004	3.103.156
ACTUAL TOTAL		**25.203.397**

Cala Viñas, 17th September 2004

Jose Luis Carrillo Benitez
D.N.I. 625421

Substantial shareholder notifications

Shares in issue   **544,461,136**

Major holders - Latest notifications as at -   **20.9.2004**

	Date of notification	No.of shares	Percentage held on basis of above issued share capital
D Crossland/ Crossland Family Limited		50,000,000	9.183
Fidelity	11.5.2004	11,483,018	2.109
Schroder Investment Management Limited / Schroder plc	4.8.2004	?	<10%
British Coal Staff Superannuation Scheme	8.4.2004	16,486,815	3.028
Mineworkers Pension Scheme	8.4.2004	16,486,815	3.028
Optursa Management SL	20.9.2004	25,203,397	4.629

Mike Vaux\general\substantial shareholder notifications